Mail Stop 6010

									January 27, 2006


Mihael H. Polymeropoulos, M.D.
Vanda Pharmaceuticals Inc.
9620 Medical Center Drive - Suite 201
Rockville, MD  20850


Re:  	Vanda Pharmaceuticals Inc.
Form S-1 Registration Statement
	File No. 333-130759


Dear Dr. Polymeropoulos:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comments applicable to the entire filing

1. We note that your filing contains numerous omissions throughout the prospectus which relate to the offering price range or the number of shares you will sell. These omissions include but are not limited to:

* Summary Financial Data
* Use Of Proceeds
* Capitalization
* Dilution
* The Option Grants Table
* Shares Eligible For Future Sale
* The Principal Stockholders Table
* Description of Capital Stock

 Rule 430A requires you to include this information in your filing based upon an estimate of the offering price within a bona fide range you disclose on the cover page and based upon an estimate of the number of shares you will sell. We consider a bona fide range to be
$2 if the price is under $20 and 10% if it is above $20. You should include the required information in an amendment prior to circulating a "red herring" prospectus.

2. Provide us with copies of all the graphic, photographic or artistic materials you intend to include in the prospectus prior to its printing and use. Please note that we may have comments. Please also note that all textual information in the graphic material should be brief and comply with the plain English guidelines regarding jargon and technical language.

3. Although your exhibit index indicates that you are seeking confidential treatment for a number of exhibits, you do not appear to have filed an application for confidential treatment. Please note that Rule 406 of Regulation C specifies that the application is to be filed at the same time the registration statement is filed.
Please
file the application as soon as possible. We will not be in a position to accelerate effectiveness of your registration statement until all issues relating to your confidential treatment request have been resolved.

4. In a number of places in your document you have used technical jargon that is not likely to be understood by your readers. Technical jargon should not appear in the forefront of the prospectus. Please refer to Rule 421 of Regulation C. In the remainder of the prospectus you should minimize the use of jargon. If you cannot convey information without using jargon, please explain what the jargon means at the first place the terms appear. Here are some examples of technical jargon that needs to be replaced:

* Small molecule product candidates
* Differentiated new therapy
* Atypical antipsychotic
* Pivotal Phase III trial
* Melatonin agonist
* Injectable depot formulation

To the extent that these terms cannot be replaced by suitable alternatives, please revise to explain the meaning of these terms the first time each one is used.

5. You have created a number of acronyms for use in this document that are not likely to be familiar to your readers. The use of acronyms is a convenience for the writer, but it forces readers to learn a new vocabulary in order to understand the disclosure in your document. Please delete all of the acronyms except those which can be commonly found in general interest publications. Examples of acronyms that should be deleted include:

* PG
* WASO
* CRSD
* NCE
* SNP
* PANSS
* BPRS
* LOCF
* MMRM

Prospectus Summary

6. In the last paragraph of page 1, the last paragraph of page 2, the first paragraph of page 3 and the fourth paragraph of page 3 you present statistical and market share information related to your proposed products. Please provide us with a copy of the document(s) containing the information you are relying on as support for these statements. Mark the copy of the document to show the location of each piece of information you are relying on. Provide similar factual support for all similar claims made throughout the registration statement. We may have additional comments after reviewing the supporting documents.

7. In the third full paragraph of page 2 you refer to "our market research." Please provide us with a copy of the research you are referring to. It should be marked to show the location of the information you are citing. We may have further comment after reviewing the documentation.

8. We note your statement that you plan to partner with a global pharmaceutical company for the development and commercialization of
VEC-162 worldwide. If you have not yet identified a partner, please disclose this information here and in the "Business" section of your document. Also, disclose that Bristol Meyers Squibb has the right to commercialize VEC-162 on its own if you have not entered into a partnering arrangement after the completion of your Phase III program.

9. Similarly, in the summary discussion of the risks associated with your business, disclose that your agreements with Novatis provides Novartis with the ability to terminate your agreements if you fail to meet development or commercialization milestones and that your agreement with Bristol Meyers Squibb allows Bristol Meyers Squibb to commercialize VEC-162 on its own if you have not entered into a partnership arrangement.

10. Supplementally explain why you believe your PG expertise is unique and how it will provide you with preferential access to compounds discovered by other pharmaceutical companies and how it will allow you to shorten the drug development timeline relative to other traditional approaches.

Summary consolidated financial data, page 6

11. Please expand your disclosures in the introductory paragraph to clarify that in addition to the pro forma balance sheet you include pro forma net loss per share data.

Risk Factors - page 8

We face substantial competition which may result in others developing or commercializing products before or more successfully than we do. - page 14

12. The information in this risk factor is too generic to be informative to an investor. Please identify the existing products that your proposed products will compete with. Also, since you are aware of other companies engaged in the development of potentially competitive products, identify those proposed products and their manufacturers and indicate, to the extent you are aware, the development stage of the proposed products.

Product liability lawsuits could divert our resources, result in substantial liabilities and reduce the commercial potential of our products. - page 16

13. We note your statement that your insurance may not fully cover potential liabilities. Please revise to disclose the limitations on your insurance coverage. Similarly, revise "If we use hazardous and biological materials in a way that causes injury or violates applicable law, we may be liable for damages."


Our rights to develop and commercialize our product candidates are subject in part to the terms and conditions of licenses or sublicenses granted to us by other pharmaceutical companies... -
page
18

14. We note that if you fail to meet milestones described in your licensing agreements with Novartis, your rights to develop and commercialize iloperidone and VSF-173 may terminate. Revise to describe the milestones here and in the description of the licensing agreements beginning on page 63.

15. In the next to last sentence of the first paragraph you state that your rights to develop and commercialize iloperidone may be impaired if you do not cure breaches by Novartis and Titan of similar obligations contained in these sublicense and license agreements. This suggests that there is an outstanding breach. If so, please describe it in reasonable detail along with the steps you have taken to cure the breach. If there is no breach, please revise the language to eliminate the suggestion that there is one.

A substantial number of shares of our common stock could be sold into the public markets shortly after this offering, which could depress our stock price. - page 21

16. Please revise to quantify the number of outstanding shares that will be eligible to be sold into the public markets.

Existing stockholders significantly influence us and could delay or prevent an acquisition by a third party. - page 23

17. Please expand the risk factor to discuss the risk of management entrenchment.

Completion of this offering may limit our ability to use our net operating loss carryforwards. - page 24

18. Please quantify the disclosure in this risk factor.

Use of Proceeds - page 26

19. Please refer to Item 504 of Regulation S-K. You need to significantly expand the information included in the second paragraph of the discussion to identify the specific research and potential products that you will use the proceeds for. Disclose the specific amounts that you intend to spend on each of "research," "pre-clinical development" and "clinical trials" and how far along the development spectrum that you anticipate the proceeds will enable you to go. Disclose whether material amounts of additional funding will be necessary to achieve the purposes you have identified. If so, disclose the amounts of other funds that will be necessary and the sources you will obtain them from.

20. You say that the "balance" of the net proceeds will be used for general corporate purposes, including working capital and the acquisition of pharmaceutical products and businesses that are complementary to your own. Please be more specific about what these purposes are and the amount you will use for each purpose. We may have additional comments after reviewing your response.

Capitalization, page 27

21. It appears that your pro forma capitalization table should include the Series B Preferred Stock issued on December 9, 2005. Please revise your disclosures or disclose, and explain to us, why the Series B Preferred Stock issued on December 9, 2005 is excluded from the pro forma capitalization table. Your pro forma column should give effect to events that have taken place and the pro forma as adjusted column should include events that are contingent on the offering.

22. Please refer to your tabular disclosures. It appears that the solid lines before and after "Accumulated deficit" should be moved to the "Total capitalization" line item. Please revise or advise us.

Dilution, page 28

23. It appears that the pro forma net tangible book value amounts should include the Series B Preferred Stock issued on December 9, 2005. Please revise your disclosure or disclose, and explain to us, why the Series B Preferred Stock issuance is excluded from the pro forma amounts.

Management`s discussion and analysis of financial condition and results of operations

Overview, page 32

24. We note that while you are unable to estimate the specific timing and future costs of your clinical development program, your Phase III trials for Iloperidone began in November 2005 and you expect them to be completed by early 2007. If these trials are successful, you believe that the related data will support US and European regulatory filings. Please disclose the following information for your research and development activities related to Iloperidone:

a. The nature, timing and estimated costs of the efforts necessary to complete this project;
b. The consequences to operations, financial position and liquidity if this project is not completed timely;
c. The period in which material net cash inflows from this project are expected to commence assuming successful filings with US and European regulators.

Regarding a., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate. Please revise your contractual obligations and commitment disclosures starting on page 44, as appropriate.

Critical accounting policies

Revenue recognition, page 48

25. We note that you discuss revenue earned under research and development contracts. It appears that these types of contracts are no longer material since you disclose that Vanda completed its obligations under these types of consulting agreements during the year ended December 31, 2004, and no longer seeks such arrangements.
Please clarify why revenue earned under research and development contracts is a critical accounting policy to explain this inconsistency. If you believe this revenue recognition policy is critical, it appears that an output-based approach is the appropriate model to estimate performance under the contract rather than using an input measure, such as cost. If costs incurred compared to total estimated costs over the development period approximates the proportion of the value of the services provided compared to the total estimated value over the development period, please clarify your disclosure. Revise your disclosures in Note 2 to the consolidated financial statements, as appropriate.


Business - page 51

Potential advantages of iloperidone - page 54

26. In the carryover paragraph at the top of page 55 you reference "market research we conducted with LEK Consulting." Rule 436 of Regulation C indicates that where a report of an expert is summarized in the registration statement, the written consent of the expert summarized in the document shall be filed as an exhibit to the registration statement. Please include the written consent of LEK Consulting in your first amendment to the registration statement. Also, please provide us with a copy of the document you are summarizing.

License Agreements - page 63

27. We note that you have not yet filed the license agreements described under this heading. Please file them with your first amendment. We may have comments regarding the disclosure about these agreements once we review them.

28. We note your use of BMS` right to commercialize VEC-162 on its own if you have not entered into a partnering arrangement after the completion of the Phase III program as an example of BMS` rights with respect to VEC-162. All of BMS` material rights and obligations, as well as your material rights and obligation, should be described in this discussion. Please revise to describe all rights and obligations or revise to clarify that this in BMS` only material right under the agreement.

Patents and proprietary rights; Hatch-Waxman protection - page 69

29. Please explain what a "new chemical entity" patent is and differentiate it from other patents.

Management - page 72

Executive compensation - page 76

30. Please update this disclosure to include 2005 compensation information, as well as the 2004 information.


Principal stockholders - page 86

31. Please identify the natural person holding voting and ownership control over the shares owned by each non-natural person included in the ownership table.

32. Please refer to footnotes 10-14 in which a number of your directors disclaim beneficial ownership of securities held by non-natural persons "except to the extent of his pecuniary interest therein." Item 403(a) of Regulation S-K requires directors to disclose their beneficial ownership interest in the registrant. Accordingly, please revise the footnotes to disclose the amount of each named person`s pecuniary interest in the securities of the registrant.

Consolidated Financial Statements

Statements of Changes in Stockholders` Equity, page F-5

33. You disclose in Note 1 to the consolidated financial statements that Vanda was founded in November 2002 and commenced operations on
March 13, 2003. Please disclose, and explain to us, why Vanda was founded and commenced operations with no stock. Please confirm that
Capital Care LLC did not incur any expenses on your behalf from the date you were founded through the date you commenced operations. Please expand your disclosures in selected consolidated financial data section to clarify why a December 31, 2002 balance sheet is not presented. If Vanda had no (or nominal) assets or liabilities as of
December 31, 2002, please include a statement to disclose this fact.

Notes to Consolidated Financial Statements

Note 6. Commitments, page F-23

34. We note that amounts paid to clinical research organizations and other outside contractors represented approximately 80% of direct costs for 2004 and the nine months ended September 30, 2005. However, related disclosure appears to be limited. Please disclose the principal terms of the related clinical agreements, including compensation arrangements, duration and contingent obligations. We note that you excluded amounts related to the agreements with clinical organizations from the table of contractual obligations because these arrangements can be terminated without penalty. Explain more specifically your obligations under these termination provisions.


Note 8. Preferred and Common Stock, page F-24

Conversion, page, page F-25

35. Please disclose, and explain to us, how the $1.23 conversion price per share for the Series B Preferred Stock will be subject to adjustment from time to time, e.g. amount of adjustment, frequency and triggering events. Tell us how these adjustments were considered in your accounting for these instruments.

Note 9. Beneficial Conversion Feature-Series B Convertible
Preferred
Stock, page F-26

36. You concluded that the issuances of Series B Convertible Preferred Stock in September and December 2005 resulted in a beneficial conversion feature. However, it appears that you concluded that the issuance of Series B Convertible Preferred Stock in September 2004 did not result in a beneficial conversion feature despite your retroactive fair value reassessment of your common stock for all options granted after December 2003. You indicate that this reassessment was based on discussions with your investment bankers, which began in November 2005. Please explain this apparent inconsistency.

Note 10. Management Equity Plan, page F-28

37. We note that you have not disclosed an estimated offering price.
We are deferring a final evaluation of stock compensation and other
costs recognized until the estimated offering price is specified
and
we may have further comment in this regard when the amendment containing that information is filed. In order for us to fully understand the equity fair market valuations reflected in your financial statements, please provide an itemized chronological schedule covering all equity instruments issued since January 1, 2004 through the date of your response and provide the following information separately for each equity issuance:

a.	The date of the transaction;

b.	The number of shares issued or options granted;

c.	The exercise price or per share amount paid;

d.	Management`s fair market value per share estimate and how the estimate was made;

e.	 An explanation of how the fair value of the convertible
preferred stock and common stock relate;

f. The identity of the recipient, indicating if the recipient was a related party;

g.	Nature and terms of concurrent transactions; and,

h.	The amount of any compensation or interest expense element.

Also, progressively bridge management`s fair market value determinations to the current estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis. Provide us with a chronology of events leading to the filing of your IPO including when discussions began with potential underwriters.

Additionally, please provide the disclosures suggested by the AICPA
Audit and Accounting Practice - Valuation of Privately-Held-
Company
Equity Securities Issued as Compensation.



*	*	*	*	*




As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Frank Wyman at (202) 551-3660 or Don Abbott,
Senior
Staff Accountant, at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Fraser at (202) 551-3609, or me at (202) 942-1840
with
any other questions.


								Sincerely,




								Jeffrey P. Riedler
								Assistant Director



Cc:	Jay K. Hachigian
	Gunderson Dettmer Stough
	Villeneuve Franklin & Hachigian, LLP
	610 Lincoln Street
	Waltham, MA 02451





??

??

??

??



Mihael H. Polymeropoulos, M.D.
Vanda Pharmaceuticals, Inc.
January 27, 2006
Page 3